Caracas November 5, 2004

Securities and Exchange Commissión
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washigton, D.C. 20549

Ref.: Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File **No. 82-3080**

The enclosed documents are being furnished by Sivensa Pursuant to its exemption from section 12 (g) of the Securities Act of 1934 provided by rule 12g-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of each single page and on the first page of each bound document enclosed herewith.

Very Truly Yours,

María Ignacia Curé
Alternate Judicial Representative

dlw 11/30

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio
Investor Relations
Telephone: 58-212-707 6280
Fax: 58-212-707.6352
E-mail: antonio.osorio@sivensa.com

Caracas, November 5, 2004. Siderúrgica Venezolana, SIVENSA, S.A. "SIVENSA" informed that its subsidiary International Briquettes Holding "IBH", a corporation dedicated to the production and commercialization of iron ore briquettes, announced today that a change has taken place in the shareholding structure of the commercial corporation Orinoco Iron, C.A. ("Orinoco"), a company that up to this date was held by a 50%-50% association of IBH and a subsidiary of BHP Billiton ("BHPB"). IBH informed that this change is due to the fact that BHPB assigned 2% of its shares (which represents 1% of the total stock capital of Orinoco) to IBH and the balance of its shares, as well as the credit maintained against Orinoco, indirectly to certain existing creditors of Orinoco. BHPB also transferred to IBH (or its 100% owned affiliates) the totality of the shares it held in Operaciones RDI, C.A., IBMS and Brifer, therefore, IBH is directly or indirectly the holder of the totality of the social capital of these corporations.

Consequently, as of November 5, 2004, 51% of the equity of Orinoco is the property of IBH. IBH has assumed the role of management and operational control of Orinoco. For this reason and according to applicable rules, IBH, which had made reserves for its investment in Orinoco, must begin to consolidate accountings of the Orinoco results. In connection with the transactions described above: (i) BHPB shall receive a maximum amount equal to US$31,800,000; (ii) an amount approximately equal to 50% of Orinoco's outstanding debt under its financing agreement executed in 1997 will eventually be neutralized in the future (subject to the performance of certain conditions) in a manner which will not impact the current capital structure of Orinoco nor the rights that IBH currently holds as a shareholder of Orinoco; and (iii) additional rights, including certain governance rights, have been granted to the non-IBH owners of Orinoco equity.

Notwithstanding the above mentioned changes, IBH informs that the financial liability of Orinoco is still under a situation of breach and that the conversations with their Lenders oriented to reach agreements for its restructuring continue advancing.

Sivensa finally reminds to its shareholders and investors that its consolidated financial statements include the financial results of its subsidiary IBH, which, as previously indicated, will begin to consolidate Orinoco results. Consequently, Sivensa informed that its financial statements will show as well the financial results of Orinoco by way of consolidating IBH. The effect of this consolidation will be shown in the report of the Sivensa first fiscal quarter report of fiscal year 2004-2005.